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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.

Full Name of Registrant

n/a

Former Name if Applicable

301 E. Fremont Street

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89101

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     In connection with the closing of the Company’s internal financial statements for the month of October 31, 2003, the Company performed a monitoring level review of financial results for the period. During this review, it was determined that the liability for accrued payroll at Majestic Star at September 30, 2003 (which amount is the opening accrual for the month of October 2003) was understated by approximately $175,000 due to a computational error. The Company was in the process of filing its quarterly report on Form 10-Q for the quarter ended September 30, 2003, which report is due on November 14, 2003, when this matter was discovered. In addition, additional time is needed to prepare the condensed consolidating financial information for the three - and nine month periods ended September 30, 2003.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon S. Bennett	(702)	388-2224

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that, on a consolidated basis, for the three-month period ended September 30, 2003, the Company will report a net loss of approximately $1.3 million, compared to net income of $1.3 million in the same period last year, a decrease of approximately $2.6 million. Consolidated net revenues for the three-months ended September 30, 2003 will be approximately $78.3 million, compared to $82.1 million in the same three-month period last year, a decrease of approximately $3.8 million. Consolidated operating income for the three-month period ended September 30, 2003 will be approximately $6.7 million, compared to $9.4 million in the same period last year. The primary reason for the declines in consolidated net income, consolidated net revenues and consolidated operating income was a decline in consolidated casino revenues. Casino revenues were down at each of our four casino properties versus the same three-month period in 2002. During the third quarter of 2003, two of our casino properties experienced disruption to its casino floors for remodeling. Also, the Company believes that the market continues to be soft in the three-months ended September 30, 2003 in two of its markets. Contributing to the decline in consolidated net income and consolidated operating income were higher gaming tax expenses, principally at Majestic Star due to a graduated tax structure requiring Majestic Star to accrue gaming taxes at a higher rate than during the three-month period ended September 30, 2002, and contributions to a group that opposed the video lottery terminal initiative at five racetracks in Colorado.

The Majestic Star Casino, LLC The Majestic Star Casino Capital Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2003	By	/s/ Jon S. Bennett
Jon S. Bennett Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).